UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 Amendment No. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  TRIPOS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    896928108
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                                 (CUSIP Number)

                                                        with a copy to:
Sven O. Riethmueller, Esq.                              Bernard S. Kramer, Esq.
LION bioscience Aktiengesellschaft                      McDermott, Will & Emery
Im Neuenheimer Feld 515-517                             227 West Monroe Street
D-69123 Heidelberg, Germany                             Chicago, Illinois 60606
Tel. No.: 49 (6221) 4038-296
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 4, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 896928108
-------------------

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1    NAME OF REPORTING PERSON
         LION BIOSCIENCE AKTIENGESELLSCHAFT
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         N/A

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
         WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         GERMANY

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                            7  SOLE VOTING POWER
NUMBER OF SHARES               818,182 SHARES
BENEFICIALLY                 ---------------------------------------------------
OWNED BY EACH               8  SHARED VOTING POWER
REPORTING PERSON               -0-
WITH                         ---------------------------------------------------
                            9  SOLE DISPOSITIVE POWER
                               818,182 SHARES
                             ---------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         818,182 SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

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14   TYPE OF REPORTING PERSON
         CO

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                                       2

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This statement relates to shares of common stock, par value $.01 per share (the "Common Stock") of Tripos, Inc., a German stock corporation ("Tripos" or the "Issuer"), having its principal executive offices at 1699 South Hanley Road, St. Louis, Missouri 63144. This statement amends the statement on
Schedule 13G filed by the Reporting Person on February 16, 2000.

ITEM 2.  IDENTITY AND BACKGROUND

               (a), (b) & (c)

               This statement is filed by LION bioscience AG, a German stock corporation duly incorporated under German law and registered in the commercial register Heidelberg under HRB 5706 ("LION" and the "Reporting Person").

               The business address of LION is Im Neuenheimer Feld 515-517, D-69123 Heidelberg, Germany.

               LION is engaged in the business of enterprise-wide R&D data analysis and information management systems and solutions for the life sciences and, particularly, the healthcare industry. The overall integration system is i-biology. i-biology solutions are offered to partners and form the basis for LION's internal IT-driven drug discovery efforts on nuclear receptors.

               (d) & (e)

               The attached Schedule A is a list of the members of the supervisory and management boards of LION. The Schedule contains the following information with respect to each such person: (i) name; (ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

               During the last five years, LION and, to the best knowledge of LION, none of the persons named on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

               (f)  LION is a German stock corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds used by LION to purchase 409,091 shares of Series B Convertible Preferred Stock (the "Convertible Preferred Stock") was $9,000,000. LION used funds from its working capital to make the purchase.

ITEM 4.  PURPOSE OF TRANSACTION

               On February 4, 2000, LION entered into a strategic alliance with the Issuer in accordance with the terms of the Agreement on Collaboration Terms, dated as of February 4, 2000, between the Issuer and LION (the "Collaboration Agreement"). Under the Collaboration Agreement, LION will use the Issuer as primary partner for enterprise-scale discovery data management and data sharing in the field of cheminformatics. The Issuer will use LION as primary partner for enterprise-scale discovery data management and data sharing in the field of bioinformatics. As a result of the Collaboration Agreement, LION has entered into a project agreement with the Issuer's United Kingdom subsidiary under which the Issuer's United Kingdom subsidiary will provide cheminformatics and data integration services in connection with a technology development agreement entered into between LION and Bayer AG.

               As part of the strategic alliance, LION acquired 409,091 shares of Convertible Preferred Stock for an aggregate purchase price of $9,000,000 and the Issuer granted LION the right to designate one member of the Issuer's Board of Directors. The Issuer increased the size of its Board of Directors from six
(6) to seven (7) directors to accommodate LION's right to representation on the Board of Directors and LION's CEO, Dr. Friedrich von Bohlen und Halbach, has been elected to the Board of the Issuer. Dr. von Bohlen, in his capacity as a member of the Board of Directors of the Issuer, may be involved in the consideration by the Board of various proposals related to matters specified in clauses (a) - (j) of Item 4 of Schedule 13D. Other than as described above or pursuant to the terms of the agreements described in this Schedule, neither Dr. von Bohlen nor LION has current plans which would result in any of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D. However, LION reserves the right to propose or participate in future transactions which may result in one or more of such actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               LION is the holder of 409,091 shares of Convertible Preferred Stock of the Issuer. LION has the sole power to vote and dispose of such shares, in addition to the sole right to receive or direct dividends and to receive proceeds from the sale of, such shares.

               The Convertible Preferred Stock carries a dividend rate of 5% payable in cash or stock at the holder's option and is redeemable in February 2005. The shares of Convertible Preferred Stock may be converted into shares of Issuer Common Stock at any time at the option of the holder and, as of the date of this filing, are convertible into 818,182 shares of Common Stock. Accordingly, LION is the beneficial owner of 818,182 shares of Common Stock which currently constitute 10.4% of the issued and outstanding shares of the Issuer. In addition, if, for a period of thirty consecutive trading days the closing price per share of the Common Stock as reported on the Nasdaq National Stock Market is in excess of $22.00, all outstanding shares of the Convertible
Preferred Stock shall automatically be converted into shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               On February 4, 2000, in connection with the establishment of a strategic alliance the Issuer and LION entered into the Collaboration Agreement, a stock purchase agreement for the issuance of the Convertible Preferred Stock to LION, and an Investor's Rights Agreement. The Collaboration Agreement and the terms of the Convertible Preferred Stock are described in items 4 and 5 above. Under the Investor's Rights Agreement, LION was granted registration rights pursuant to which a shelf registration statement for the resale of shares of Issuer Common Stock was declared effective on May 5, 2000. Further, until the later of February 4, 2005 or the date upon which the Convertible Preferred Stock is convertible into (or shares of Issuer Common Stock issued upon conversion of the Convertible Preferred Stock constitute) less than 5% of the issued and outstanding shares of Issuer Common Stock, (i) LION has the right to designate one member of the Issuer's Board of Directors; (ii) LION has preemptive rights to acquire additional stock under certain circumstances; (iii) without the approval of LION, the Issuer will not enter into a transaction in which either
(a) a change of control of the Issuer will occur or (b) all or substantially all of the assets of the Issuer will be sold, transferred or otherwise disposed of, for less than the equivalent of $30 per share; and (iv) the Issuer's Board of Directors will consist of seven to nine members and the affirmative vote of at least two-thirds of the members will be required for the approval of the following types of transactions: (a) the issuance of any equity security of the Issuer senior to the Convertible Preferred Stock; (b) the purchase, redemption or other acquisition or retirement for value of any equity security of the Issuer that is junior to the Convertible Preferred Stock; (c) the declaration or payment of any dividend or any other payment or distribution on account of the Issuer's equity interests that are junior to the Convertible Preferred Stock (including, without limitation, in connection with any merger or consolidation involving the Issuer) (other than dividends payable in stock of the same or of a junior class); or (d) the issuance of any shares of preferred stock that are not junior to the Convertible Preferred Stock in dividend and liquidation rights.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------
        2.1    Agreement on Collaboration Terms between LION  bioscience  AG and
               Tripos Inc. dated February 4, 2000,  previously  filed as Exhibit
               10.16 to Tripos' Form 10-K filed March 29, 2000, and incorporated herein by reference.

        2.2 Stock Purchase Agreement dated as of February 4, 2000 between Tripos, Inc. and LION bioscience AG, previously filed as Exhibit
               10.17 to Tripos' Form 10-K filed March 29, 2000, and incorporated herein by reference.

        2.3 Investor's Rights Agreement dated as of February 4, 2000, by and between Tripos, Inc. and LION bioscience AG, previously filed as Exhibit 4.1 to Tripos' Form 10-K filed March 29, 2000, and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001



                                 LION BIOSCIENCE AKTIENGESELLSCHAFT



                                 By:      \s\ Klaus J. Sprockamp
                                    --------------------------------------------
                                 Name:  Klaus J. Sprockamp
                                 Title: Chief Operating Officer and Chief
                                        Financial Officer

SCHEDULE A

Each person named below is a director or executive officer of LION, whose principal business is described above in item 2.


LION bioscience Aktiengesellschaft
----------------------------------

                                                                            Present Principal
Name and Citizenship                     Business Address                   Occupation or Employment      Citizenship
--------------------                     ----------------                   ------------------------      -----------

Dr. Thomas Schurrle                      Lion bioscience AG                 Attorney-at-law, partner      German
Chairman, supervisory board              Im Neuenheimer Feld 515-517        with the law firm of Norr
                                         D-69123 Heidelberg, Germany        Stiefenhofer Lutz

Lorenzo Giulini                          Lion bioscience AG                 Chief Executive Officer of    German
Vice-Chairman, supervisory board         Im Neuenheimer Feld 515-517        Ascend Company
                                         D-69123 Heidelberg, Germany

Jorn Aldag                               Lion bioscience AG                 Chief Financial Officer of    German
Member, supervisory board                Im Neuenheimer Feld 515-517        Evotec Biosystems AG
                                         D-69123 Heidelberg, Germany

Markus Metyas                            Lion bioscience AG                 Chief Financial Officer of    German
Member, supervisory board                Im Neuenheimer Feld 515-517        QS Communications AG
                                         D-69123 Heidelberg, Germany

Dr. Michael Steiner                      Lion bioscience AG                 Senior Vice President of      German
Member, supervisory board                Im Neuenheimer Feld 515-517        Boston Consulting Group
                                         D-69123 Heidelberg, Germany        GmbH & Partner

Dr. h.c. Klaus Tschira                   Lion bioscience AG                 Former member of the          German
Member, supervisory board                Im Neuenheimer Feld 515-517        management board and
                                         D-69123 Heidelberg, Germany        founder of SAP AG

Dr. Friedrich von Bohlen und Halbach     Lion bioscience AG                 Chairman of management        German
Member, management board                 Im Neuenheimer Feld 515-517        board; Chief Executive
                                         D-69123 Heidelberg, Germany        Officer

Klaus J. Sprockamp                       Lion bioscience AG                 Chief Operating Officer and   German
Member, management board                 Im Neuenheimer Feld 515-517        Chief Financial Officer;
                                         D-69123 Heidelberg, Germany        member of management board

Dr. Jan Mous                             Lion bioscience AG                 Chief Scientific Officer;     Belgian
Member, management board                 Im Neuenheimer Feld 515-517        member of management board
                                         D-69123 Heidelberg, Germany

